                            [RANDGOLD RESOURCES LOGO]
                                [GRAPHIC OMITTED]

                              N E W S R E L E A S E
--------------------------------------------------------------------------------

                             SHAREHOLDER AUDIT SHOWS
                           REGISTER QUALITY AND SPREAD

LONDON, 8 FEBRUARY 2005 (LSE:RRS) (NASDAQ:GOLD) - A global shareholder identification exercise conducted by the research group Ilios in December has highlighted Randgold Resources' success in building a broad and diversified investor base. Key findings of the analysis, which covered 100% of the company's total shares in issue (as at 31 December 2004), include:

     o    There are 121 institutional investors who account for 57.68% of the shares in issue.
     o    The US retail ADR and brokerage market holds 30.37% of the shares. o
          Of the top 20 institutions, 12 are based in the US, five in the UK, two in Canada and one in Switzerland
     o    Overall US ownership (institutional and retail investors) amounts to
          56.61%.
     o    Merrill Lynch UK is now the company's single largest shareholder, with
          6.89% of the issued shares.
     o    Randgold & Exploration's holding has been reduced to 6.74%.
     o    Toronto-based Mackenzie Financial is the top North American investor with 4.83%, followed by two New York-based institutions, Van Eck
          Associates (4.1%) and Tocqueville Asset Management (2.44%)
     o    The investment style of the company's major shareholders is categorized as "value-orientated."

Chief executive Dr Mark Bristow said the Ilios audit had provided the company with an accurate and objective analysis of its share register. "It clearly reflects the effort we have put into marketing Randgold Resources, and the resonance our message has found with highly discriminating investors," he said.

   BUILDING A SUPPORTIVE SHAREHOLDER BASE THROUGH EFFECTIVE INVESTOR RELATIONS

In the course of 2004, Randgold Resources chief executive Mark Bristow held more than 200 investor meetings in 15 cities in eight countries on three continents at the head of the intensive investor relations campaign that has been a hallmark of the company's management style since its inception 10 years ago.

"In those early days, under the shadow of the Bre-X scandal and a collapsing gold price, we had to introduce Randgold Resources to a market that was distinctly unenthusiastic about gold in general and fledgling exploration companies in particular. But we persisted, with what one analyst described at the time as missionary zeal," recalls Bristow.

more

two

"Since then, we've made a point of communicating openly and regularly with the market in the bad times as well as the good, through our results presentations, roadshows, facility visits, teleconferences and participation in industry conferences, as well as through comprehensive annual and quarterly reports."

"We've always shared our strategies with the market, we've kept shareholders fully informed about our plans and our performance, and when there have been problems or issues, we've addressed them proactively and candidly. In the process I think our management team has gained a reputation for credibility which has been a great help in building a strong and supportive shareholder base."

Randgold Resources' communications programme also includes a substantial media component, and the company was recently named communicator of the year for 2004 by the authoritative Mining Journal.

RANDGOLD RESOURCES ENQUIRIES:
Chief Executive - Dr Mark Bristow +44 779 775 2288
Financial Director - Roger Williams +44 791 709 8939
Investor & Media Relations - Kathy du Plessis +27 11 728 4701,
Cell: +27 (0) 83 266 5847
randgoldresources@dpapr.com
Website: www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources'
current plans, estimates, strategies and beliefs and other statements that are not historical facts are forwardlooking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold
Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at
Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors, refer to the annual report on Form
20-F for the year ended 31 December 2003, which was filed with the United States
Securities and Exchange Commission (the `SEC') on 30 June 2004. Randgold
Resources assumes no obligation to update information in this release.
Cautionary Note to US Investors: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as "resources", that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any part of our resources will ever be converted into reserves which qualify as `proven and probable reserves' for the purposes of the SEC's industry guide number 7.